Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

www.faegredrinker.com

March 24, 2023

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Yoon Choo

Re:     Nomura Alternative Income Fund (the “Fund”)

Initial Registration Statement on Form N-2

File Nos. 333-267402 and 811-23826

Dear Ms. Choo,

The following responds to the comment provided via telephone on March 24, 2023, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 on March 24, 2023 under the Investment Company Act of 1940, as amended (the “1940 Act”) and Securities Act of 1933, as amended (the “1933 Act”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1.	Comment: Please confirm that the Registration Statement satisfies the signature requirements of Section 6(a) of the Securities Act of 1933, as amended (the “1933 Act”).

Response: The Registrant confirms that the Registration Statement satisfies the signature requirements of Section 6(a) of the 1933 Act and has been executed by the Registrant’s full Board of Trustees pursuant to powers of attorney, by Robert Stark as the Fund’s principal executive officer and by Madeline Arment as the Fund’s principal financial officer and principal accounting officer.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 312-569-1107.

Sincerely,

David L. Williams

2